Exhibit 99.3

Management’s Discussion and Analysis (“MD&A”)

Contents

COMPANY OVERVIEW	2
ANNUAL SUMMARY	6
RESULTS OF OPERATIONS	7
FINANCIAL RESOURCES AND LIQUIDITY	8
CONTRACTUAL OBLIGATIONS AND COMMITMENTS	9
FINANCIAL INSTRUMENTS	9
OFF-BALANCE SHEET ARRANGEMENTS	9
TRANSACTIONS WITH RELATED PARTIES	10
CRITICAL ACCOUNTING POLICIES AND ESTIMATES	10
RISKS AND UNCERTAINTIES	10
DISCLOSURE CONTROLS AND PROCEDURES	14
OUTSTANDING SHARE DATA	15
PROVEN AND PROBABLE MINERAL RESERVES	15
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION	15

For the year ended June 30, 2007
This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended June 30, 2007. Financial data contained herein has been prepared by management in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”).  All dollar amounts included in the MD&A are in thousands of Canadian dollars, unless otherwise specified.

This report is dated as at September 7th, 2007. Additional information related to the Company, including its most recent Annual Information Form, can be reviewed on the SEDAR website at www.sedar.com.

Company Overview

Goldbelt Resources Ltd. (“Goldbelt” or the “Company”) is a Canadian-based resource company engaged in the acquisition, exploration and development of gold properties primarily in Burkina Faso, West Africa.  The Company’s mineral properties include 20 tenements covering a total area of approximately 4,716 km² in the Belahouro, Houndé, Bougouriba and Koupela regions of Burkina Faso.

The Company is currently advancing the development of the Inata gold project (the “Project”) through its 90%-owned Burkina Faso subsidiary Société des Mines de Belahouro S.A. (“SMB”).

Inata Gold Project
Goldbelt’s 90%-owned subsidiary, SMB was granted the mining permit for the Project by the government of Burkina Faso in April 2007. The permit covers an area of approximately 26km2 and is valid for a period of 20 years.

The Company released a Prefeasibility Study for the Project on November 1, 2006. The Study concluded that the Project will process 633,000 ounces of gold, for an average annual gold production of 106,500 ounces of gold for the first five years based on a process rate of 1.5 million tonnes per annum. The Prefeasibility average cash operating cost was estimated at US$290 per ounce over a 6.1 year mine life.

The Prefeasibility Study was based on the resources published in April, 2006. The Company announced updates to the resource estimation in March 2007 and July 2007. Whereas the Prefeasibility Study was based on total measured and indicated resources of 948,000 ounces of gold, the most recent estimate is for 1,396,930 ounces of gold a 47% increase in contained gold from the April 2006 resource estimation. There is an additional inferred resource of 297,910 ounces of gold.

The mineable reserve estimate has been increased by 45% to 921,000 ounces from the Prefeasibility Study.

Resource estimates conducted in 2006 and 2007 for the Prefeasibility Study and the Bankable Feasibility Study respectively have been estimated for the same deposits (Inata, Sayouba and Minfo) and the criteria used to calculate the resources is generally similar. Multiple Indicator Kriging (‘MIK’) is the dominant method of grade interpolation and the cut-off grade used was the same (0.5 g/t gold). Therefore, they can be compared directly.

In December 2006, the Company completed the purchase of the Brocks Creek Processing Plant from Tanami Gold NL (Australia) (“Tanami”) at a purchase price of CDN $1.8 million (AUD $2.0 million). The gold processing plant was located 125 km south of Darwin in the Northern Territory, Australia. Dismantling of the key plant components (SAG mill, ball mill, jaw crusher, classification circuit and electrical controls) was completed in August 2007. It is anticipated that these plant components will be refurbished and relocated to the Inata mine site in Burkina Faso in the first half of 2008.

Goldbelt has recently secured an additional second-hand ball mill for the Project which will result in an increase to the targeted process production rate of 2.0 million tonnes per annum to 2.25 million tonnes and an average annual gold production of approximately 140,000 ounces.

Ongoing work at Inata includes a recent re-design of the Gomde dam structure which will be providing process water to the mill; further metallurgical testwork to optimise gold recoveries; further resource definition and extension drilling especially north of Inata North and at Minfo; exploration and development of hydrogeological targets; and exploration and development of other known resource targets within the Belahouro tenements.

In June and July, 2007 an area covering the proposed Stage 1 Inata North pit was drilled on a 12.5mN by 10mE grid pattern to a consistent 310mRL (~30m below surface level). The data from the resultant 202 hole, 6,979m grade control program will be incorporated into the resource model to give a more accurate geological picture and grade distribution model in preparation for mining.

An additional 41 reverse circulation (“RC”) drill holes for 3,245m of RC drilling was concluded in June 2007 at the northern extension of Inata North, Inata West and Minfo to explore for additional ‘easy’ and shallow oxide gold resources. The results of the additional resource drilling and the grade control drilling are awaited from the SGS Laboratory in Ouagadougou, Burkina Faso. Once available, they will be used in another round of resource estimation in the fourth quarter of 2007.

The Company completed its negotiations with the Government of Burkina Faso for the Mining Convention on August 16th 2007. The Mining Convention governs specific details relating to fiscal arrangements, taxation, employment, land and mining guarantees, and environmental protection, in accordance with Burkina Faso’s Mining Code.

Goldbelt recently recruited the General Manager Operations for the management of the Project development and the future gold mining operations. The recruitment of other key operating management staff will continue in the forthcoming months.

Other exploration tenements
In May 2007, renewal documents for three licenses in the Hounde area (Lamou, Kopoi and Bouhaoun) were lodged with the Ministry of Mines and Energy. Several phases of exploration were conducted over these, and the other Hounde Group of licenses.

Additional soil samples totalling 6,419 were collected over the Lamou, Bouhaoun and Kopoi Licenses targeting the lateral extents of gold mineralised zones. The results of this detailed soil sampling exercise are awaited.

In addition to the large geochemical soil exploration conducted, 20,282m of rotary air blast (“RAB”) drilling in 709 holes was completed between August 2006 and 2007 over gold-in-soil geochemical anomalies at Kopoi, Bouhaoun, Wakui and Lamou. Assay results are still awaited from the SGS Laboratory in Ouagadougou for this drilling.

Results from RAB drilling conducted earlier in 2006 at Hounde include:

Grand Espoir Prospect
5m @ 5.44 g/t gold from 33m (HKRB040) and 3m @ 3.46 g/t gold from 44m (HKRB051)

Dohoun Prospect
8m @ 1.74 g/t gold from 15m (HKRB003)
9m @ 2.51 g/t gold from 39m (HKRB013) and
4m @ 6.51 g/t gold from 55m (HKRB015).

Kari Pompe Prospect
3m @ 31.92 g/t gold from 62m (HKRB093) and
4m @ 3.47 g/t gold from 25m (HKRB097).

At Karba, 69 RC holes were drilled at Kari Pompe, Grand Espoir and the Dohoun Prospects. Much of this drilling was successful in defining podiform mineralisation that was following up on the earlier RAB drilling.

At the Bougouriba Group of licenses (Diosso and Mandiosso), 20 RC drill holes for 2,022m of drilling was completed principally at two sites: the Kueredougou Prospect and south of Diosso Village.

The results were encouraging along 1km-long zones of extensive and continuous artisanal workings. Results from the Kueredougou Prospect include 3m @ 14.85 g/t gold from 77m (MDRC002), 7m @ 2.05 g/t gold from 74m (MDRC003) and 6m @ 4.81 g/t gold from 49m (DSORC001). Results from the Diosso South Prospect include 3m @ 5.92 g/t gold from 58m (DSORC006) and 1m @ 19.5 g/t gold from 64m and 1m @ 14.8 g/t gold from 88m (DSORC008).

A 5,000m RC and diamond core program is planned for the fourth quarter of calendar 2007 at the Kueredougou Prospect to follow-up on the results of the reconnaissance RC drilling in late 2006.

Two hundred and eighty-six rock chip samples have also been taken from the Bougouriba licenses while mapping of the existing and new artisanal sites was undertaken.

One new exploration license of 250 km2 was granted to Goldbelt in the Belahouro area (Tabassi Est).

Eighty RC drill holes for 8,475m of drilling were conducted in late 2006 over the Souma Trend targets and at Gassel Garafo. The results of the drilling were announced in late 2006 and are summarised in a release dated February 22, 2007. The results along the 13km of known Souma Trend indicate that the mineralisation is boudinaged and that several pods of mineralisation occur over the entire length of the Souma Trend that Goldbelt geologists believe have economic grades and widths warranting further drilling. These prospects include Souma Village (which has been renamed the Dynamite Prospect due to the close proximity of a pit called ‘Dynamite Pit’) where results of 12m @ 2.57 g/t gold from 48m (SRC065), 8m @ 5.07 g/t gold from 43m (SRC064), 6m @ 13 g/t gold from 87m and 10m @ 12.63 g/t gold from 101m (SRC081).

Two other prospects, BSF1 and N’Darga, also received some drilling with encouraging results.

All these prospects will receive additional drilling and sampling after the rainy season (4th calendar quarter of 2007).

The Company plans to conduct a large geological interpretation exercise over each of the license groups in the 3rd and 4th quarters of calendar 2007. This interpretation will utilise all geophysical data including aeromagnetic, induced polarisation (IP), electro-magnetic (EM) and gravity data. The exercise will enable structural targets to be generated and will, along with the geochemical data, highlight areas or targets that the exploration team will follow-up on.

In February 2007, the Company entered into an exclusive option to acquire all of Barrick Exploration Africa Limited’s assets in Burkina Faso, Mali and Guinea. These licenses will complement Goldbelt’s existing license holdings in Burkina Faso and will allow Goldbelt to explore prospective regions in the two other West African countries.

Outlook
The Company has experienced good relations with Government officials of Burkina Faso in obtaining and renewing its exploration tenements, obtaining its Inata Mining Convention and expects this relationship to continue in the development of its exploration and mining projects in the country.

Goldbelt aims to finalise the Bankable Feasibility Study for the Project in September 2007 and to be in production by the 4th calendar quarter of 2008. The dismantling of the Brocks Creek Processing Plant was completed in August 2007. Some components will require refurbishment prior to shipping to Burkina Faso.

The Company’s 2006 and early 2007 exploration drilling and soil sampling programs at Hounde, Belahouro and Bougouriba have given Goldbelt encouragement that additional gold resources can be estimated from all areas in late 2007 and 2008. The exploration department has been strengthened with seasoned geological professionals to assist with the task of defining additional gold targets with the Company’s consultant exploration and resource development teams that provide ad hoc consultancy services. Of prime importance is to continue the exploration work around the Inata Deposit to target additional resources that will eventually become ore for the Inata mill.

Additional drilling, soil sampling and geophysics have been planned at all sites.

The Company remains open to the review of opportunities for possible merger or acquisition of mineral properties in Africa, particularly West Africa.

Annual Summary

The results of annual operations are summarized in the following table which has been prepared in accordance with Canadian GAAP, applied on a consistent basis. For more detailed information, refer to the annual consolidated financial statements.

Year ended June 30,	2007	2006	2005
	$	$	$
Statement of operations
Loss	(4,595)	(3,313)	(1,736)
Loss per share	(0.08)	(0.09)	(0.10)

Balance Sheet
Total assets	31,019	20,681	14,862
Shareholders’ equity	27,094	20,311	11,032

Statement of cash flows
Investments in mineral properties
including working capital changes	5,543	3,806	717
Investments in plant and equipment
including working capital changes	2,846	182	37
Cash flows from financing activities
including working capital changes	10,971	8,193	7,546

Total assets increased in fiscal 2007 by $10.3 million as the Company’s exploration and development activities in Burkina Faso increased significantly from the prior year. In addition, Goldbelt completed the acquisition of the Brock’s Creek gold plant from Tanami and began dismantling the plant for relocation to the Project site.

Higher corporate, general and administrative costs were incurred in fiscal 2007 in support of the Company’s exploration and development activities resulting in a $4.6 million loss compared to a $3.3 million loss for the prior year.

Results of Operations

The results of operations and financial position are summarized in the following tables, which have been prepared in accordance with Canadian GAAP.

	Jun 30, 2007 4th Quarter Fiscal 2007	Mar 31, 2007 3rd Quarter Fiscal 2007	Dec 31, 2006 2nd Quarter Fiscal 2007	Sep 30, 2006 1st Quarter Fiscal 2007
Statement of operations
Loss	(1,718)	(1,161)	(838)	(878)
Loss per share	(0.03)	(0.02)	(0.01)	(0.02)
Balance Sheet
Working capital	2,404	8,201	9,678	9,185
Total assets	31,019	29,655	30,211	29,622
Shareholders’ equity	27,094	28,906	29,320	27,171
Statement of Cash Flows
Investments in mineral properties	1,275	1,030	1,422	1,816
Purchase of plant and equipment	307	218	2,205	116
Cash flow from issue of shares (net)	110	524	2,943	7,394

	Jun 30, 2006 4th Quarter Fiscal 2006	Mar 31, 2006 3rd Quarter Fiscal 2006	Dec 31, 2005 2nd Quarter Fiscal 2006	Sep 30, 2005 1st Quarter Fiscal 2006
Statement of operations
Loss	(901)	(1,245)	(820)	(347)
Loss per share	(0.03)	(0.03)	(0.02)	(0.01)
Balance Sheet
Working capital	5,866	292	(1,383)	(473)
Total assets	20,681	14,939	12,789	13,507
Shareholders’ equity	20,311	12,913	10,307	10,706
Statement of Cash Flows
Investments in mineral properties	785	902	400	1,719
Purchase of equipment	96	13	56	17
Cash flow from issue of shares (net)	5,295	2,875	23	Nil

Results of Operation
The Company incurred a loss of $4.6 million for the year ended June 30, 2007 as compared to a loss of $3.3 million for the prior year. Corporate, general and administrative costs increased $1.6 million versus the prior year which is primarily a reflection of the significant increase in exploration and development activities in Burkina Faso. The Company opened a branch office in London, UK in support of the activities in Burkina Faso. The branch provides more timely access to Burkina Faso and is more centrally located to the various consultants engaged in the Project.

Three Months Ended June 30, 2007
The Company incurred a loss of $1,718 for the 3 months ended June 30, 2007 as compared to a loss of $901 for the comparable quarter in the prior year and a loss of $1,161 for the previous quarter. The increase in the loss for the 4th quarter of fiscal 2007 as compared to the 3rd quarter of fiscal 2007 was mainly attributable to the accrual of stock-based compensation expense for senior executives.

Financial Resources and Liquidity

The Company’s main sources of financing are equity markets, outstanding warrants and options and its cash balances. As at June 30, 2007, the Company had cash and short-term investments including restricted cash of $5.4 million compared to the June 30, 2006 balance of $6.1 million.

Summary of Cash Flows
For the years ended June 30	2007	2006
	$	$
Operating activities
Cash flow from operations before changes in
non-cash operating working capital	(3,448)	(2,203)
Changes in non-cash operating working capital	(50)	(227)
	(3,498)	(2,430)
Investing activities
Acquisition of plant and equipment	(2,846)	(182)
Plant deposit	187	(187)
Exploration and development expenditures	(5,543)	(3,806)
Short-term investments	1,675	(1,199)
Restricted Cash	(863)	-
	(7,390)	(5,374)
Financing activities
Proceeds of issuance of capital stock,
net of share issue costs	10,971	8,193
Change in cash during the year	83	389

Cash Used for Operating Activities
Cash flow used by operating activities totalled $3.5 million for the year ended June 30, 2007 as compared to $2.4 million for the prior year. The increase was primarily due to an increase in corporate, general and administrative costs in support of the exploration and development activities in Burkina Faso and in particular the Project.

Cash Used for Investing Activities
Cash flow used for investing activities increased significantly in fiscal 2007 due to the acquisition of the Brock’s Creek plant and an increase in exploration and development activities in Burkina Faso. Short-term investments decreased in 2007 by $1,675 as compared to an increase for the prior year of $1,199. The Company was required to pledge $863 as security deposits.

Cash Provided by Financing Activities
Cash flow provided by financing activities totalled $11.0 million for the year ended June 30, 2007 as compared to $8.2 million for the prior year. Financing activities in fiscal 2007 included a private placement in September 2006 for $8.0 million and the exercise of 4,714,932 warrants for proceeds of $2.9 million.

Liquidity
The Company had working capital of $2,404 as at June 30, 2007 which is not adequate to fund its planned activities for fiscal 2008. On May 22, 2007 Goldbelt appointed Macquarie Bank Limited (“Macquarie”) as exclusive arranger for project debt for its Inata

Gold Project. Macquarie provided Goldbelt with an indicative term sheet for a US$50 million senior debt facility subject to due diligence and credit approvals. The due diligence process is ongoing and it is anticipated that credit approval will be achieved in the 4th calendar quarter of 2007. The Company will also seek to raise funds through an equity offering in calendar 2007. Arrangements for interim financing were entered into with Macquarie late August 2007. The interim financing is in the form of a $8 million Bridge Finance Facility (“BFF”) and a $3 million Demand Facility. The Demand Facility was finalized early September and the full $3 million drawn. The authorization process for the BFF is ongoing and expected to be completed before the end of September. The Demand Facility is to be repaid in full from the first draw on the BFF.

Management estimates that the funds raised from the senior debt facility and an equity financing, if completed, will be sufficient to meet the Company’s planned expenditures for the next fiscal year. However, there is no guarantee that the Company will be able to raise sufficient funds in the future.

Contractual Obligations and Commitments

The Company is subject to annual minimum exploration expenditures over the three year term of each license. The total commitment on all existing licenses until their respective expiry dates approximates $6.6 million. All licenses are subject to a government royalty of 3% on gross sales and the Inata Gold Project is subject to an additional royalty of 2.5% payable to a third party.

The Company has entered into agreements to lease premises for various periods until June 30, 2010. The annual rent of premises consists of minimum rent plus realty taxes, maintenance and utilities.

Financial Instruments

The Company’s financial instruments consist of cash, restricted cash, short-term investments, receivables, accounts payable and accrued liabilities.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates.  The Company does not use derivative instruments to reduce its exposure to foreign currency risk.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Off-Balance Sheet Arrangements

The Company does not enter into off-balance sheet arrangements with special purpose entities in the normal course of business.

Transactions with Related Parties

The following table discloses transactions with Directors of the Company, which were in the normal course of operations and were measured at the exchange amounts, for the financial periods as follows:

	Type of	Year ended June 30
Related party	fees	2007		2006
		$		$
Paul Morgan	Consulting	416	*	114
Brian Irwin	Consulting	57		48
		473		162

Mr. Brian Irwin is currently compensated by a monthly retainer of $5.

*Consulting fees for 2007 include $250 for shares granted to the Chairman of the Board which are subject to shareholder and TSX approval.

Critical Accounting Policies and Estimates

The recoverability of the carrying value of the Project is dependent upon the ability to economically mine the reserves, the ability of the Company to obtain necessary permits and financing to complete the development and future profitable production therefrom or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis.

The Company has yet to determine mineable reserves on its other mineral properties.  The recoverability of the carrying values of these mineral properties is dependent upon the discovery of reserves, the ability of the Company to obtain necessary permits and financing to complete the development and future profitable production there from or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis.

Changes in future conditions could require material write-downs of the carrying values of mineral properties.  Management conducts periodic reviews of its mineral properties to determine if write-downs are required.  Management estimated that no write-downs were required in fiscal 2007.

Significant estimates and assumptions also include those related to the estimated useful lives of equipment, determinations as to whether costs are expensed or deferred, and stock compensation valuation assumptions.  Financial results as determined by actual events could differ from those estimates.

Risks and Uncertainties

The Company’s business is subject to a number of risks related to its exploration and development projects as well as risks related to the mining industry generally.

Political and Economic Risks of Doing Business in Burkina Faso
All of Goldbelt’s mineral properties are currently located in Burkina Faso, which is a politically stable country with newly developed mining and environmental legislation in place. The fiscal laws and practices are well established and generally consistent with Western rules and regulations. However, there is no assurance that future political and economic conditions in this country will not result in its government adopting different policies respecting foreign development and ownership of mineral properties. Any changes in laws, regulations or shifts in political attitudes regarding foreign direct investment in the Burkina Faso mining industry are beyond Goldbelt’s control and may adversely affect its business. Goldbelt’s exploration and development activities may be affected in varying degrees by a variety of economic and political risks, including cancellation or renegotiation of contracts, changes in Burkina Faso’s domestic laws or regulations, changes in tax laws, royalty and tax increases, restrictions on production, price controls, expropriation of property, fluctuations in foreign currency, foreign exchange controls, import and export regulations, restrictions on the export of gold, restrictions on the ability to repatriate earnings and pay dividends offshore, restrictions on the ability to hold foreign currencies in offshore bank accounts, environmental legislation, employment practices and mine safety. In the event of a dispute regarding any of these matters, Goldbelt may be subject to the jurisdiction of courts outside of Canada, which could have adverse implications on the outcome.

Funding Requirements
Goldbelt has limited financial resources, no source of operating cash flow and no assurance that additional funding will be available for further exploration and development of its projects. Goldbelt will require additional financing from external sources to meet its operating and capital requirements. Although Goldbelt has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that it will obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of Goldbelt’s projects with the possible forfeiture of all or parts of its properties.

Risk Associated with Title
Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing. However, the foregoing should not be construed as a guarantee of title to those properties. Title to those properties may be affected by undisclosed and undetected defects.

Competition
Goldbelt competes with other mining companies that have substantially greater financial and technical resources in the search for and the acquisition of mineral concessions, as well as for the recruitment and retention of qualified employees with technical skills and experience in the mining industry. There can be no assurance that Goldbelt will be able to compete successfully with others in acquiring mineral concessions and continue to attract and retain skilled and experienced employees.

Management and dependence on key personnel
Goldbelt currently has a small executive management group, which to-date has been sufficient for the Company’s stage of development. Goldbelt has relied, and will continue to rely, upon a number of consultants and others for operating expertise. Goldbelt will need to recruit additional personnel to supplement existing management. Goldbelt’s development to date has largely depended and in the future will continue to depend on the efforts of the current executive management group and the loss of a significant number of the members of this group could have a material adverse effect on Goldbelt, its business and its ability to develop its mineral properties.

Enforcement of Civil Liabilities
As substantially all of the assets of Goldbelt and its subsidiaries are located outside of Canada, and certain of its directors and officers are resident outside of Canada, it may not be possible for investors to enforce judgments granted by a court in Canada against the assets of Goldbelt or its subsidiaries or its directors and officers residing outside of Canada.

Exploration and Mining Risks
The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, Inata is the only one of Goldbelt’s properties which has proven and probable reserves. Fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis. The economics of developing gold and other mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold or other minerals produced, fluctuations in exchange rates, costs of development, infrastructure and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Depending on the price of gold or other minerals produced, Goldbelt may determine that it is impractical to commence or continue commercial production.

Estimates of Mineral Reserves and Resources and Production Risks
The mineral resource and reserve estimates are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified resource will ever qualify as a commercially mineable (or viable) deposit, which can be legally and economically exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, inaccurate or incorrect geologic, metallurgical or engineering work, and work interruptions, among other things. Short term factors, such as the need for orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under onsite conditions or in production scale operations. Material changes in reserves or resources, grades, stripping ratios or recovery rates may affect the economic viability of projects. The estimated resources described herein should not be interpreted as assurances of mine life or of the profitability of future operations.
Goldbelt has engaged expert independent technical consultants to advise it with respect to mineral resources, among other things. Goldbelt believes that those experts are competent and that they have carried out their work in accordance with all internationally recognized industry standards.

Gold Prices
Over the years, the price of gold has fluctuated widely. The marketability of gold is affected by numerous factors beyond Goldbelt’s control, including government regulations relating to price, royalties, allowable production and importing and exporting of gold, the effect of which cannot accurately be predicted. Depending on the price of gold or other minerals produced, Goldbelt may determine that it is impractical to commence or continue commercial production.

Environmental and other Regulatory Requirements
Goldbelt’s activities are subject to environmental regulations, which are enacted by government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in such a manner, that standards for enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

Goldbelt’s current exploration activities, including any development activities and commencement of production on its properties, require permits from various governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities and in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that all permits which may be required for exploration, construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any mining project that Goldbelt may undertake. Management of Goldbelt believes that the Company is in substantial compliance with all material laws and regulations, which currently apply to its activities.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on Goldbelt and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Physical Infrastructure and Human Resources
Mining, processing, development, and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources, water supply and access to support suppliers are important determinants which affect capital and operating costs. All of our mineral properties are currently located in relatively remote regions of Burkina Faso where lack of access to such infrastructure, or unusual weather phenomena, sabotage, terrorism, government, or other interference in the maintenance or provision of such infrastructure, could adversely affect our operations, financial condition, and results of operations. In addition, a lack of availability of employees possessing the skills needed in our business could have an adverse impact on us.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s President and Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this MD&A, management of the Company, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Corporation’s disclosure controls and procedures as required by Canadian securities laws.

Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the period covered by this MD&A, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings) is complete.

Other reports filed or submitted under Canadian securities laws are also recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the President and Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

During the most recent year end there were no changes in the Company’s internal control over financial reporting that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting

Outstanding Share Data

Share Capital Information as of the report date, September 7, 2007

Common shares	65,285,316
Common share options	4,985,000
Warrants	532,000
Common shares on a fully diluted basis	70,802,316

Proven and Probable Mineral Reserves

Inata Reserves*

Proven			Probable			Proven and probable
Tonnage (Kt)	Au g/t	Ozs	Tonnage (Kt)	Au g/t	ozs	Tonnage (Kt)	Au g/t	Ozs
4,173	2.4	323,000	10,170	1.8	598,000	14,343	2.0	921,000

* includes Inata, Sayouba and Minfo deposits

Cautionary Statement on Forward-Looking Information

Certain statements contained herein constitute forward-looking statements which are not historical facts and are made pursuant to the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995.  When used in this document, words like "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements.

Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed.  These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfil projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties,

The United States Securities and Exchange Commission permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce.  We may use certain terms in our publications such as resources that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings.

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made.  The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements.